CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,750,000	$53.73

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $480,924.93 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $53.73 offset against the registration fee due for this offering and of which $480,871.20 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 349 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 46-I dated October 12, 2006	Registration Statement No. 333-130051 Dated March 9, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,750,000 Return Enhanced Notes Linked to the Performance of the Russell 2000® Index Relative to the Performance of the S&P 500® Index due May 12, 2008

General

  The notes are designed for investors who seek a return of four times the appreciation of the Russell 2000® Index up to a maximum total return on the notes at maturity of 16.00% or 22.00%, depending on whether the Russell 2000® Index outperforms the S&P 500® Index. Investors should be willing to forgo interest and dividend payments and, if the Russell 2000® Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 12, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on March 9, 2007 and are expected to settle on or about March 14, 2007.

Key Terms

Underlying Indices:	The Russell 2000® Index and the S&P 500® Index (each an “Index” and, together, the “Indices”).
Upside Leverage Factor:	4
Payment at Maturity:

If the Russell 2000® Index Ending Level is greater than the Russell 2000® Index Initial Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Russell 2000® Index Return multiplied by four, subject to the applicable Maximum Total Return on the notes. Accordingly, if the Russell 2000® Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the applicable Maximum Total Return:

$1,000 + [$1,000 x (Russell 2000® Index Return x 4)]

Your investment will be fully exposed to any decline in the Index. If the Russell 2000® Index Ending Level declines from the Russell 2000® Index Initial Level, you will lose 1% of the principal amount of your notes for every 1% that the Russell 2000® Index declines beyond the Russell 2000® Index Initial Level. Accordingly, if the Russell 2000® Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Russell 2000® Index Return)
You will lose some or all of your investment at maturity if the Russell 2000® Index Ending Level declines from the Russell 2000® Index Initial Level.
Maximum Total Return:

The Maximum Total Return on the notes is (a) 16.00% if the Relative Index Performance is greater than or equal to zero and (b) 22.00% if the Relative Index Performance is negative.

For example, if the Russell 2000® Index Return is more than 4.00%, and the Relative Index Performance is greater than or equal to zero, you will receive the Maximum Total Return on the notes of 16.00%, which entitles you to a maximum payment at maturity of $1,160 for every $1,000 principal amount note that you hold. As another example, if the Russell 2000® Index Return is more than 5.50%, and the Relative Index Performance is negative, you will receive the Maximum Total Return on the notes of 22.00%, which entitles you to a maximum payment at maturity of $1,220 for every $1,000 principal amount note that you hold.

Index Return:	For each Index:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The respective Index’s closing level on the pricing date, which was 785.12 for the Russell 2000® Index and 1402.85 for the S&P 500® Index.
Ending Index Level:	The respective Index’s closing level on the Observation Date.
Relative Index Performance:	Russell 2000® Index Return – S&P 500® Index Return
Observation Date†:	May 9, 2008
Maturity Date†:	May 12, 2008
CUSIP:	48123JRH4
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 46-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 46-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$20.60	$979.40

Total	$1,750,000	$36,050	$1,713,950

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.60 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $10.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 46-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $20.60 per $1,000 principal amount note

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 9, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 46-I dated October 12, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 21, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 46-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 46-I dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003116/e25277_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Russell 2000® Index Return by four, up to the Maximum Total Return on the notes of 16.00%, or $1,160 for every $1,000 principal amount note, if the Russell 2000® Index Return is greater than or equal to the S&P 500® Index Return and of 22.00%, or $1,220 for every $1,000 principal amount note, if the Russell 2000® Index Return is less than the S&P 500® Index Return.
  DIVERSIFICATION OF THE RUSSELL 2000® INDEX — The return on the notes is primarily linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index, and represents approximately 8% of the total market capitalization of the companies composing the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See “The Russell 2000® Index” in the accompanying product supplement no. 46-I.
  POTENTIAL DIVERSIFICATION OF THE S&P 500® INDEX — The Maximum Total Return on the notes is affected by the performance of the S&P 500® Index relative to the performance of the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 46-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 46-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 46-I dated October 12, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is primarily linked to the performance of the Russell 2000® Index and will depend on whether, and the extent to which, the Russell 2000® Index Return is positive or negative. Your investment will be fully exposed to any decline in the Russell 2000® Index Ending Level as compared to the Russell 2000® Index Initial Level.
  THE NOTES DO NOT REPRESENT AN INVESTMENT IN A BASKET OF INDICES — Your Return on the notes will be determined primarily by the performance of the Russell 2000® Index, and you will lose some or all of your investment if the Russell 2000® Index Ending Level declines from the Russell 2000® Index Initial Level. The benefit to you of any Relative Index Performance between the Russell 2000® Index and the S&P 500® Index, as reflected in the Maximum Total Return, will be offset or negated entirely by declines in the Russell 2000® Index Ending Level as compared to the Russell 2000® Index Initial Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Russell 2000® Index Ending Level is greater than the Russell 2000® Index Initial Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of (a) 16.00% if the Relative Index Performance is greater than or equal to zero or (b) 22.00% if the Relative Index Performance is negative, regardless of the appreciation in the Russell 2000® Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Russell 2000® Index Relative to the Performance of the S&P 500® Index	PS-1
  sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Russell 2000® Index or S&P 500® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Russell 2000® Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    The level of the S&P 500® Index, as compared to the Initial Level of the S&P 500® Index, in that the relative performance of the S&P 500® Index as compared to the Russell 2000® Index may affect the Maximum Total Return of the notes;
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Indices;
    interest and yield rates in the market generally as well as in the markets of the securities composing the Indices;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Indices?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Russell 2000® Index Initial Level of 815. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Russell 2000 Level	Russell 2000 Return	Total Return if Relative Index Performance is positive or zero*	Total Return if Relative Index Performance is negative*

1467.00	80.00%	16.00%	22.00%
1304.00	60.00%	16.00%	22.00%
1222.50	50.00%	16.00%	22.00%
1141.00	40.00%	16.00%	22.00%
1059.50	30.00%	16.00%	22.00%
978.00	20.00%	16.00%	22.00%
896.50	10.00%	16.00%	22.00%
859.83	5.50%	16.00%	22.00%
855.75	5.00%	16.00%	20.00%
847.60	4.00%	16.00%	16.00%
831.30	2.00%	8.00%	8.00%
815.00	0.00%	0.00%	0.00%
733.50	-10.00%	-10.00%	-10.00%
652.00	-20.00%	-20.00%	-20.00%
570.50	-30.00%	-30.00%	-30.00%
489.00	-40.00%	-40.00%	-40.00%
407.50	-50.00%	-50.00%	-50.00%
326.00	-60.00%	-60.00%	-60.00%
244.50	-70.00%	-70.00%	-70.00%
163.00	-80.00%	-80.00%	-80.00%
81.50	-90.00%	-90.00%	-90.00%
0.00	-100.00%	-100.00%	-100.00%

* For purposes of these hypothetical returns, the Maximum Total Return is 16.00% if the Russell 2000® Index Return is greater than or equal to the S&P 500® Index Return. Conversely, the Maximum Total Return is 22.00% if the Russell 2000® Index Return is less than the S&P 500® Index Return.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Russell 2000® Index Relative to the Performance of the S&P 500® Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Russell 2000® Index increases from the Initial Index Level of 815 to an Ending Level of 831.30 and the Relative Index Performance is positive. Because the Relative Index Performance is positive, the Maximum Total Return is 16.00%. Because the Russell 2000® Index Ending Level of 831.30 is greater than the Russell 2000® Index Initial Level of 815 and the Russell 2000® Index Return of 2.0% multiplied by 4 does not exceed the Maximum Total Return of 16.00%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (2.0% x 4)] = $1,080

Example 2: The level of the Russell 2000® Index increases from the Initial Index Level of 815 to an Ending Level of 896.50 and the Relative Index Performance is positive. Because the Relative Index Performance is positive, the Maximum Total Return is 16.00%. Because the Russell 2000® Index Ending Level of 896.50 is greater than the Russell 2000® Index Initial Level of 815 and the Russell 2000® Index Return of 10.0% multiplied by 4 exceeds the Maximum Total Return of 16.00%, the investor receives a payment at maturity, based on the Maximum Total Return, of $1,160 per $1,000 principal amount note.

Example 3: The level of the Russell 2000® Index increases from the Initial Index Level of 815 to an Ending Level of 896.50 and the Relative Index Performance is negative. Because the Relative Index Performance is negative, the Maximum Total Return is 22.00%. Because the Russell 2000® Index Ending Level of 896.50 is greater than the Russell 2000® Index Initial Index Level of 815 and the Russell 2000® Index Return of 10.00% multiplied by 4 exceeds the Maximum Total Return of 22.00%, the investor receives a payment at maturity, based on the Maximum Total Return, of $1,220 per $1,000 principal amount note.

Example 4: The level of the Russell 2000® Index increases from the Initial Index Level of 815 to an Ending Level of 855.75 and the Relative Index Performance is negative. Because the Relative Index Performance is negative, the Maximum Total Return is 22.00%. Because the Russell 2000® Index Ending Level of 855.75 is greater than the Russell 2000® Index Initial Index Level of 815 and the Russell 2000® Index Return of 5.0% multiplied by 4 does not exceed the Maximum Total Return of 22.00%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note.

$1,000 + [$1,000 x (5.0% x 4)] = $1,200

Example 5: The level of the Russell 2000® Index decreases from the Initial Index Level of 815 to an Ending Index Level of 652. Because the Russell 2000® Index Ending Level of 652 is less than the Russell 2000® Index Initial Level of 815, the Russell 2000® Index Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index and the S&P 500® Index based on the weekly closing levels for the Indices from January 4, 2002 through March 9, 2007. The Index closing level for the Russell 2000® Index on March 9, 2007 was 785.12. The Index closing level for the S&P 500® Index on March 9, 2007 was 1402.85. We obtained the closing levels for the Indices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing levels for the Indices on the Observation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Russell 2000® Index Relative to the Performance of the S&P 500® Index	PS-3